November 29, 2005

By Facsimile ((212) -) and U.S. Mail

Creighton O`M. Condon, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022

	Re:	Georgia-Pacific Corporation
		Schedules 14D-9C filed November 14 and 15, 2005
		Schedule 14D-9 filed November 17, 2005
		Schedule 14D-9/A filed November 25, 2005
		File No. 005-30246

Dear Mr. Condon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9C filed November 14, 2005

Forward-Looking Statements
1. We note in the joint press release dated November 13 that you refer to the definition of forward-looking statements included in the
Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
2. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction D of
Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the
Schedule to reflect a material change in the information previously disclosed. Please confirm that the company will avoid using this statement in all future communications.

Schedule 14D-9

The Solicitation or Recommendation - Background, page 5
3. Please disclose why your board rejected the indication of interest received in May 2005 from a private equity firm.
4. Expand to clarify the authority granted to, and the purpose of, the special committee in connection with the negotiation of the transaction. In this regard, we note from page 8 that the committee
"was charged with overseeing" discussions between representatives of the parties.

The Solicitation or Recommendation - Opinion of Financial Advisor, page 13
5. Please provide us a copy of Goldman Sachs` report to your board of directors supplementally.
6. With respect to the financial analyses conducted by Goldman Sachs and described in this statement, please disclose the data underlying each analysis` results. Disclose, for example, the type of financial information used in the Selected Companies Analysis, the data underlying the enterprise values in the same analysis, the data underlying the values derived in the Selected Transactions Analysis, and the transactions used in the Additional Premium Analysis.
7. Please explain why Goldman Sachs used the EBITDA multiples of 6x and 7x in conducting the Discounted Cash Flow Analysis.
8. Please quantify the compensation paid to Goldman Sachs by the company, the bidders and their respective affiliates during the past two years. Refer to Item 1011(b) of Regulation M-A.




Persons/Assets Retained, page 18
9. Please quantify the fees to be paid to Goldman Sachs, both if the transaction is completed and if it is terminated.

Interest in Securities of the Subject Company, page 19
10. Please tell us why you need to qualify your disclosure "to the knowledge" of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,




						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions

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Creighton O'M. Condon, Esq.
Shearman & Sterling LLP
November 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE